1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

February 23, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               SEI Institutional Investments Trust 485(a) Filing (File Nos. 033-58041 and 811-07257)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on December 14, 2011, regarding the Trust’s post-effective amendment No. 57, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 58, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on November 10, 2011 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Extended Market Index Fund (the “Fund”) as an additional series of the Trust.  Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                         Please confirm whether the Fund will charge redemption fees.

Response.                                         The Fund does not currently intend to charge a redemption fee.

2.                                      Comment.                                         Please provide a capitalization range for the Fund’s index as of a recent rebalancing date.

Response.                                         As of February 22, 2012, the Russell Small Cap Completeness® Index had a capitalization range between $16 million and $41.5 billion.  The index’s capitalization range has been included in the Fund’s principal investment strategy.

3.                                      Comment.                                         Please confirm that the Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         The Fund may write (sell) credit default swaps, although it does not currently intend to do so. If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

4.                                      Comment.                                         Please confirm that the Fund’s derivatives disclosure in its principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/ divisions/investment/guidance/ici073010.pdf).

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and made revisions where appropriate.

5.                                      Comment.                                         Please state whether the Fund will have any minimum amount for subsequent investments.

Response.                                         Minimum subsequent investments in the Fund will be $1,000, but may be waived at the discretion of SIMC.  In response to your comment, disclosure has been added to the prospectus reflecting this.

6.                                      Comment.                                         Given the Fund’s passive nature, please evaluate the appropriateness of portfolio turnover risk as a type of risk disclosed in the “More Information About Risks” section of the prospectus.

Response.                                         In response to your comment, we have determined to remove portfolio turnover risk from the “More Information About Risks” section of the prospectus.

7.                                      Comment.                                         In the “Investment Adviser and Sub-Advisers” section of the prospectus, please state the reporting period that will be covered in the Trust’s shareholder reports.

Response.                                         In response to your comment, we have included disclosure stating that a discussion regarding the basis for the Board of Trustees’ approval of the Fund’s investment advisory and sub-advisory agreements will be available in the Trust’s annual report, which will cover the period June 1, 2011 through May 31, 2012.

8.                                      Comment.                                         Please confirm to the SEC staff that the Fund’s prospectus will not go effective until Sub-Adviser(s) have been identified.

Response.                                         We confirm that the prospectus will not go effective until Sub-Advisers are identified and fully disclosed for the Fund.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien